April 10, 2007

Via U.S. mail and facsimile (011-44-20-7992-4872)

Mr. Douglas J. Flint
Group Finance Director
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom

      Re:	HSBC Holdings plc
		Form 20-F for the fiscal year ended December 31, 2005
		Filed March 20, 2006
		Form 20-F for the fiscal year ended December 31, 2006
		Filed March 9, 2007
      File No. 1-14930

Dear Mr. Flint:

      We have reviewed your response letter dated February 27,
2007
and have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review.
Feel
free to call us at the telephone numbers listed at the end of this letter.

General

1. We refer you to comment 1 in the staff`s letter dated December
8,
2006. Please provide us with a more detailed description of the entities and projects in Iran, Sudan and Syria to which you provide, have provided, or anticipate providing financing or other services, including the identities of any government-related entities or projects.

2. We note the disclosure on page 169 of your 2006 Form 20-F that you
monitor activities relating to Cuba, Iran, Myanmar, North Korea, Sudan and Syria, and that your business activities include correspondent banking services to banks located in some of those countries. Please advise us whether you provide correspondent banking services to, or have other dealings with, Bank Sadarat and/or
Bank Sepah, Iranian banks the U.S. Department of the Treasury has, respectively, identified as facilitating Iran`s transfer of funds to terrorist organizations and designated for providing support and services to designated Iranian proliferation firms. Advise us also whether you provide correspondent banking services to, or have other
dealings with, the Commercial Bank of Syria, a bank the U.S. Department of the Treasury has designated as a bank of primary money
laundering concern.   Describe for us the nature and extent of any
dealings and relationships with these banks.
3. Please address the applicability to your Iran-related activities, including any direct or indirect payments to the Iranian government, of Section 5(b) of the Iran Sanctions Act of 1996, as modified by the
Iran Freedom Support Act on September 30, 2006.

4. We refer you to the disclosure on page 169 of your 2006 20-F that you monitor activities relating to Cuba and North Korea. If you have
Cuba and/or North Korea-related activities or contacts, please provide the same type of information, discussion and analysis regarding those activities and contacts as we requested in comments 1 and 2 of our letter dated December 8, 2006, regarding your activities and contacts related to Iran, Sudan and Syria.

      *	*	*	*

      Please respond to these comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Donald Walker
Senior Assistant Chief Accountant
Division of Corporation Finance

Douglas J. Flint
HSBC Holdings, plc
April 10, 2007
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